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One Steuben Square
Hornell, NY 14843-1699

Telephone 607.324.5010
Fax 607.324.9532
mysteubentrust.com

October 8, 2013

Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Policy
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chris Windsor, Esq., Special Counsel and David Lin, Esq.

      Re: Steuben Trust Corporation
               Amendment No. 1 to Offering Statement on Form 1-A
               Commission File No. 024-10363

Dear Mr. Windsor and Mr. Lin:

On September 27, 2013, our counsel, Christine C. Lachnicht, Esq., of Underberg & Kessler, LLP, sent to you for filing Amendment No. 1 to the above-referenced Offering Statement. We would like to have this Amendment become qualified on October 10, 2013, or as soon as practicable thereafter, and therefore respectfully request an order to that effect.

We hereby acknowledge the following:

- that should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert staff comments and the declaration of qualification as a defense in any proceedings initiated by the Commission or any person under the federal laws of the United States.

Please contact the undersigned or Ms. Lachnicht at your earliest convenience should you have any questions or comments concerning this filing.

Very truly yours

James P. Nicoloff
EVP & Treasurer

cc: Christine C. Lachnicht, Esq.